Exhibit 99.2

voxeljet AG Announces Pricing of Public

Offering of ADSs

Release Date:

Friday, April 11, 2014 9:00 AM EDT

Terms:

Financial News

Dateline City:

FRIEDBERG, Germany

FRIEDBERG, Germany—(BUSINESS WIRE)—voxeljet AG (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced the pricing of its public offering of 3,000,000 American Depositary Shares (“ADSs”) at a public offering price of $15.00 per ADS.  The offering is expected to close on April 16, 2014, subject to the satisfaction of customary closing conditions.  Certain of the Company’s shareholders have granted the underwriters a 30-day option to purchase up to an additional 450,000 ADSs at the public offering price, less the underwriting discount, to cover over-allotments, if any.

The net proceeds of the offering to the Company are estimated to be approximately $41.4 million after deducting underwriting discounts and commissions and estimated offering expenses.  The Company intends to use the net proceeds of the offering for research and development initiatives, sales and marketing initiatives, potential further expansion of its on-demand parts service center, the establishment of new on-demand parts service centers in North America and Asia and for general corporate purposes including, without limitation, potential acquisitions.

Piper Jaffray and Citigroup are acting as joint book-running managers.  Cowen and Company and Stephens Inc. are acting as co-managers.  The offering of these securities is being made only by means of a prospectus, copies of which can be obtained from:

Piper Jaffray	Citigroup

Attention: Prospectus Department	c/o Broadridge Financial Solutions

800 Nicollet Mall, J12S03	1155 Long Island Avenue

Minneapolis, MN 55402	Edgewood, New York 11717

800-747-3924	Telephone at (800) 831-9146

prospectus@pjc.com

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on April 10, 2014. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the offered securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Language: English

Contact:

Investor Relations

Rudolf Franz, CFO, +49 821 7483 100

rudolf.franz@voxeljet.de

or

Anthony Gerstein, 646-277-1251

anthony.gerstein@icrinc.com

or

Media

Phil Denning, 203-682-8246

phil.denning@icrinc.com

or

Cory Ziskind, 646-277-1232

cory.ziskind@icrinc.com